Exhibit 12



     PHILLIPS PETROLEUM COMPANY AND CONSOLIDATED SUBSIDIARIES
                         TOTAL ENTERPRISE

        Computation of Ratio of Earnings to Fixed Charges


                                                       Millions of Dollars
                                                    ------------------------
                                                        Six Months Ended
                                                             June 30
                                                    ------------------------
                                                    1998                1997
                                                    ------------------------
                                                           (Unaudited)
Earnings Available for Fixed Charges
  Income before income taxes                        $771               1,035
  Distributions less than equity in earnings
    of less-than-fifty-percent-owned companies        (2)                (11)
  Fixed charges, excluding capitalized
    interest and the portion of the
    preferred dividend requirements of a
    subsidiary not previously deducted
    from income*                                     143                 177
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                                                    $912               1,201
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Fixed Charges
  Interest and expense on indebtedness,
    excluding capitalized interest                  $ 89                 112
  Capitalized interest                                26                  21
  Preferred dividend requirements of
    subsidiary and capital trusts                     26                  56
  One-third of rental expense, net of
    subleasing income, for operating leases           20                  18
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                                                    $161                 207
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Ratio of Earnings to Fixed Charges                   5.7                 5.8
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*Includes amortization of capitalized interest totaling approximately
 $8 million and $6 million in 1998 and 1997, respectively.


Earnings available for fixed charges include, if any, the company's equity in losses of companies owned less than fifty percent and having debt for which the company is contingently liable. Fixed charges include the company's proportionate share, if any, of interest relating to the contingent debt.

In 1990 and 1988, respectively, the company guaranteed a $400 million bank loan and $250 million of notes payable for the Long-Term Stock Savings Plan (LTSSP), an employee benefit plan. In 1994, the notes payable were refinanced with a $131 million term loan, and the $400 million loan was amended in 1994, 1995, and again in 1997. Consolidated interest expense included a minimal amount of interest related to LTSSP borrowings for the first six months of 1998 and 1997.